Exhibit 99.4
Innovid, Inc.
(the Company)
Consent to act as a director of the Company
To: The Company
I consent to act as a director of the Company subject to, and with the benefit of the provisions of, the Company's certificate of incorporation with effect from the date of this letter.
I certify that I have attained the age of 18 years.
I am not disqualified by the bylaws and certificate of incorporation of the Company or any law from acting as a director of the Company.
I hereby agree for the following personal details to be entered into the Company's register of directors.

Full Name:	Michael DiPiano Jr.

Former names/aliases:

Date of Birth	8/6/58

Nationality:	US.

Place of Birth	Bryn Mawr Pa.

Country of birth:	US

Occupation	Investor

Residential address:	2065 General Alexander Malvern Pa. 19355

/s/ Michael DiPiano	10/26/21
Michael DiPiano	Date